File No. 70-9063

             SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC 20549



                     AMENDMENT NO. 1 TO
                          FORM U-1


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National Fuel Gas Company               Leidy Hub, Inc.
10 Lafayette Square                     10 Lafayette Square
Buffalo, NY 14203                       Buffalo, NY 14203

           (Name of company filing this statement
         and address of principal executive offices)


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                  NATIONAL FUEL GAS COMPANY

          (Name of top registered holding company)


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Walter E. DeForest                 James R. Peterson
President                          Assistant Secretary
Leidy Hub, Inc.                    National Fuel Gas Company
10 Lafayette Square                10 Lafayette Square
Buffalo, NY 14203                  Buffalo, NY 14203

         (Names and addresses of agents for service)


It is respectfully requested that the Commission send copies of all notices, orders and communications to:


                   James R. Peterson, Esq.
                         Suite 1500
                     10 Lafayette Square
                      Buffalo, NY 14203



Item 1 is hereby amended to read as follows:

     The Applicants hereby withdraw this
Application-Declaration and consent to its dismissal. This Application-Declaration requested authority to engage in various transactions in which the Applicants no longer wish to engage, for business reasons. The Applicants are grateful for the cooperation of the Commission's staff in treating this Application-Declaration at various times as an active and an inactive matter as appropriate.


                         SIGNATURES

     Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

                                   NATIONAL FUEL GAS COMPANY


                                   By:/s/ James R. Peterson
                                        James R. Peterson
                                        Assistant Secretary


                                   LEIDY HUB, INC.


                                   By:/s/ Walter E. DeForest
                                        Walter E. DeForest
                                        President


Dated: January 26, 1998